SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO

                        FILED PURSUANT TO RULE 13D-2(A)F1

                               (AMENDMENT NO. 1)F2
                   ------------------------------------------

                             MDI ENTERTAINMENT, INC.
                      ------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   55268S109
                                 (CUSIP Number)

                             Kenneth R. Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                                551 Fifth Avenue
                            New York, New York 10176
                                 (212) 661-6500

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                   ------------------------------------------
                                January 26, 2000
            (Date of event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                                    --------
F1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

F2     This amendment amends and restates information from the Statement on
Schedule 13G originally filed by Steven M. Saferin on March 19, 1999 with the Securities and Exchange Commission.


                                                         Page 1 of 10 Pages



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1        Name of Reporting Person/I.R.S. Identification No. of Above Person

         Steven M. Saferin

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-------- -----------------------------------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)                              (a) |_|
                                                                                                          (b) |_|
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3        SEC Use Only

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4        Source of Funds (See Instructions)

         OO

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5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                                                              |_|
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6        Citizenship or Place of Organization

         U.S.A.

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---------------------------------------- ----- ---------------------------------------------------------------------

                                         7     Sole Voting Power                3,870,169 (includes 75,000 shares
                                                                                underlying exercisable options)
         Number of
                                         ----- ---------------------------------------------------------------------
          Shares                         ----- ---------------------------------------------------------------------
                                         8     Shared Voting Power              0
       Beneficially
                                         ----- ---------------------------------------------------------------------
         Owned by                        ----- ---------------------------------------------------------------------

          Each                           9     Sole Dispositive Power           3,870,169 (includes 75,000 shares
                                                                                underlying exercisable options)
        Reporting                        ----- ---------------------------------------------------------------------
                                         ----- ---------------------------------------------------------------------
       Person with
                                         10    Shared Dispositive Power         0

--------------------------------------------------------------------------------------------------------------------
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,870,169

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12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              |_|
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13       Percent of Class Represented by Amount in Row (11)

         43.3%

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-------- -----------------------------------------------------------------------------------------------------------

14       Type of Reporting Person

         IN

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
                                                         Page 2 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                        PURSUANT TO SECTION 13(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                             MDI ENTERTAINMENT, INC.

INTRODUCTORY STATEMENT

           This Amendment No. 1 (this "Amendment") relates to the common stock, par value $.001 per share (the "Common Stock"), of MDI Entertainment, Inc., a Delaware corporation (the "Company"). This Amendment amends and restates information from the Statement on Schedule 13G originally filed by Steven M. Saferin on March 19, 1999 with the Securities and Exchange Commission ("SEC").

ITEM 1.    SECURITY AND ISSUER.

           The title of the class of equity securities to which this Statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 201 Ann Street, Hartford, Connecticut 06103.

ITEM 2.    IDENTITY AND BACKGROUND.

           This Statement is being filed by Steven M. Saferin (the "Reporting Person"), a citizen of the United States with a business address of MDI Entertainment, Inc., 201 Ann Street, Hartford, Connecticut 06103. Mr. Saferin is President and Chief Executive Officer and a director of the Company.

           During the last five years, Mr. Saferin has not (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations


                                                         Page 3 of 10 Pages


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of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           3,795,169 shares of Common Stock are held by Mr. Saferin, were issued in connection with the Company's purchase, in August 1997, of both Media Drop-In Productions Inc., a Delaware corporation ("MDIP"), and MDI-Missouri, Inc., a Missouri corporation ("MDIM"). In November 1998, Mr. Saferin was granted stock options to purchase 225,000 shares of Common Stock (of which 75,000 are currently exercisable).

ITEM 4.    PURPOSE OF TRANSACTION.

           The Reporting Person acquired the Common Stock in connection with the Company's purchase, in August 1997, of both MDIP and MDIM.

           The Company entered into an Agreement and Plan of Merger ("Merger Agreement"), dated January 26, 2000, which is described in Item 6 below (the complete text of which is incorporated herein by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2000). In connection with the Merger Agreement, Mr. Saferin entered into a Stockholders Agreement, dated January 26, 2000 (the "Stockholders Agreement"), which is described in Item 6 below (the complete text of which is incorporated herein by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2000).

           The Reporting Person intends to continuously review his investment in the Company, and may in the future, after compliance with the Stockholders Agreement, determine to (i) acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Company owned by him, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4 or (iv) otherwise change his investment intent.


                                                         Page 4 of 10 Pages


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Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the Company's financial condition, business, operations and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic and industry conditions and money and securities market conditions, including the market price of the securities of the Company.

           Other than as described herein, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.


                                                         Page 5 of 10 Pages

           In addition, Mr. Saferin is the President and Chief Executive Officer and a director of the Company. In such capacities, Mr. Saferin may review and vote or otherwise exercise decision-making authority with respect to, potential corporate actions which may include actions of the type listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

                     (a) The equity securities to which this statement relates consists of 3,840,169 shares of Common Stock, including (i) 3,795,169 shares of Common Stock owned by Mr. Saferin and (ii) 75,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Saferin at an exercise price or $.33. Such stock options expire on November 18, 2008. These equity securities represent approximately 43.3% of the outstanding shares of Common Stock of the Company.

                     (b) Mr. Saferin has the sole power to vote and dispose of the 3,795,169 shares of Common Stock held by him and sole power to vote and dispose of the 75,000 shares of Common Stock underlying his stock options upon exercise of such options and acquisition of such shares.

                     (c) During the 120 days preceding the filing of this report, no transactions involving Common Stock were effected by the Reporting Persons, other than a sale on January 10, 2000 of 237,622 shares of Common Stock at $1.33 per share pursuant to a Letter Agreement.

                     (d) Mr. Saferin has the right to receive proceeds from the sale of any of the 3,870,169 shares of Common Stock held by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The Company entered into the Merger Agreement with MDI Acquisition, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), and The Lottery Channel, Inc. ("Lottery"), pursuant to which, among other things, (a) Lottery will be merged into Merger Sub, (b) each outstanding share of Lottery Common Stock at the effective time of the merger (other than shares held in Lottery's treasury) will be converted into one share of the Company's Common Stock and (c) each option or right to acquire Lottery common stock will become an option or right to acquire one share of the Company's common stock. An aggregate of


                                                         Page 6 of 10 Pages

13,000,000 shares of the Company's Common Stock will be issued to current stockholders of Lottery or reserved for issuance to holders of options or rights of Lottery.

           Upon consummation of the merger, Steven M. Saferin, President, Chief Executive Officer and a director of the Company, will become Chairman and remain President of the Company, and Roger W. Ach, II, President, Chief Executive Officer and a director of Lottery, will become Vice-Chairman and Chief Executive Officer of the Company. In addition, the Board of Directors of the Company will be expanded to nine members, five of whom will be current directors of the Company. The other four directors will be Roger W. Ach, II and three of his designees.

           The foregoing description of the Merger Agreement is qualified in its entirety by the terms of such document, which is incorporated herein by reference to the Company's Current Report on Form 8- K, filed with the SEC on February 7, 2000.

           In connection with the Merger Agreement, Mr. Saferin entered into the Stockholders Agreement with Lottery. He has agreed, among other things, to do the following:

o as soon as practical following the date of the Merger Agreement, to use such influence as he may have by reason of his beneficial ownership of shares of the Company's Common Stock to call a meeting of the stockholders of the Company or arrange for the execution of a consent by the holders of the requisite majority of such shares in order to approve and adopt the Merger Agreement and merger, if required by applicable law;

o to exercise any vote he may have as a beneficial owner of shares of the Company's Common Stock in a stockholder vote to approve the Merger Agreement and merger;

o to vote against any Alternative Proposal, including a Superior Proposal (each as defined in the Merger Agreement);

o to use best efforts to cause the consummation of the transactions contemplated by the Merger Agreement; and


                                                         Page 7 of 10 Pages

o to not, prior to the termination of the Merger Agreement and except as required by the Stockholders Agreement, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of his shares of the Company's Common Stock, or any interest therein, unless he first obtains from the assignee a proxy giving him the right to vote such shares in favor of the merger, (ii) grant any proxies or powers of attorney, deposit any shares into a voting trust or enter into a voting agreement with respect to such shares, or
           (iii) take any action that could have the effect of preventing or disabling such stockholder from performing his obligations under the Stockholders Agreement.

           The foregoing description of the Stockholders Agreement is qualified in its entirety by the terms of such document, which is incorporated herein by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2000.

           Reference is made to the 1998 Stock Option and Award Plan, a copy of which is incorporated by reference to the Company's Schedule 14A (Annex D) filed with the SEC on July 7, 1999.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.       Exhibit

      10.1 Agreement and Plan of Merger, dated as of January 26, 2000, between MDI Entertainment, Inc., MDI Acquisition, Inc. and The Lottery Channel, Inc., a copy of which is incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2000.

      10.2 Stockholders Agreement, dated as of January 26, 2000, between The Lottery Channel, Inc. and certain parties listed therein, a copy of which is incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2000.




                                                         Page 8 of 10 Pages


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      10.3        The 1998 Stock Option and Award Plan, a copy of which is
                  incorporated by reference to the Company's Schedule 14A (Annex
                  A) filed with the SEC on July 7, 1999.


                                                         Page 9 of 10 Pages


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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: February 4, 2000



                                                           /S/ STEVEN M. SAFERIN
                                                           ---------------------
                                                           STEVEN M. SAFERIN


                                                        Page 10 of 10 Pages